March 19, 2020

VIA EDGAR

Mr. Joseph McCann, Legal Branch Chief

Mr. Paul Fischer, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	iBio, Inc.

Registration Statement on Form S-3

File No. 333-236735

Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, iBio, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-236735), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on March 19, 2020, or as soon as practicable thereafter.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness and that such effectiveness also be confirmed in writing. Please call Andrew Abramowitz of Andrew Abramowitz PLLC at 1 (212) 972-8882.

Best Regards,

iBio, Inc.

By:	/s/ Thomas F. Isett
Name: Thomas F. Isett Title: Chief Executive Officer and Executive Co-Chairman